Exhibit 99.2

China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 20, 2008

INTRODUCTION

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of the Company to be held at the 4th Floor, Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, China, on November 20, 2008, at 10:00 a.m., Beijing time, and at any adjournments or postponements of the Annual General Meeting.

The Board of Directors has established October 20, 2008 (the “Shareholders Record Date”) as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of the Annual General Meeting will be sent. The Board of Directors has established October 20, 2008 (the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s American Depositary Shares (the “ADSs”) to whom the notice of the Annual General Meeting will be sent. If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions as to how to vote, your proxy will be voted FOR the proposal described in this proxy statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to Yuan Yuan at the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of the Annual General Meeting no later than two hours prior to the commencement of the Annual General Meeting or of any adjournments or postponements of the Annual General Meeting. The attendance at the Annual General Meeting in person by a Member will automatically revoke any proxy given.

Quorum and Voting Requirements

Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding shares representing in the aggregate no less than one third in nominal value of the total outstanding voting shares in the Company will constitute a quorum for all purposes.

The affirmative vote of two-thirds of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve special resolutions. The affirmative vote of a majority of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve ordinary resolutions.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. The Company will reimburse the depositary bank for the ADSs, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Annual Report

A copy of the Company’s Annual Report for the fiscal year of 2007 is available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute a proxy soliciting material.

PROPOSALS

Ordinary Resolutions to Re-elect Zengxiang Lu and Jianhua Zhu as Directors

Our Board of Directors consists of seven members, each serving a three-year term. The terms of the directors are staggered. Two directors’ terms expire at this year’s Annual General Meeting. The Board of Directors has nominated the incumbents, directors Zengxiang Lu and Jianhua Zhu, for new terms to expire at the Annual General Meeting of Shareholders of the Company to be held in 2011.

Zengxiang Lu, 37, co-founder and Chairman of the Board of Directors, has served as the Chairman of the Board of Directors and Chief Strategy Officer of the Company since December 2006 and has been a board member since 2004. He was Chief Executive Officer from 2004 until December 2006. Dr. Lu was also the director of the Guangdong Digital Media Research Institute from 2005 until 2007. Dr. Lu worked on the development of Conditional Access systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of Novel-Tongfang Information Engineering Co., Ltd. (“N-T Information Engineering”) from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and a Ph.D. in signal processing from Tsinghua University.

Jianhua Zhu, 39, co-founder and Chief Executive Officer, has served as Chief Executive Officer of the Company since December 2006 and has been a director since 2004. He was Chairman of the Board of Directors of the Company from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu has been the executive director of the Guangdong Digital Media Research Institute since 2005. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

The Board of Directors recommends a vote FOR the re-election of Zengxiang Lu and Jianhua Zhu.

OTHER MATTERS

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

/s/ Jianhua Zhu
Jianhua Zhu
Director and Chief Executive Officer
Beijing, China